Exhibit 99.2

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$95,111	$131,539
Prepaid expenses and other current assets	22,706	14,094
Total current assets	117,817	145,633
Non-current assets:
Property and equipment, net	6,954	9,171
Operating lease right of use assets	4,165	4,372
Deferred tax assets	41	41
Restricted cash	53	33
Other assets	2,156	2,206
Total non-current assets	13,369	15,823
TOTAL ASSETS	$131,186	$161,456
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,865	$5,629
Accrued expenses and other liabilities	7,225	7,828
Operating lease liabilities-current	4,205	3,539
Total current liabilities	14,295	16,996
Non-current liabilities:
Operating lease liabilities-non-current	258	1,076
Other long-term liability	1,158	1,015
Total non-current liabilities	1,416	2,091
Total liabilities	15,711	19,087
Commitments and contingencies (Note 12)
Shareholders’ equity:
Ordinary shares, £0.001 par value; 41,087,901 and 41,082,948 shares authorized, issued and outstanding at June 30, 2024 and December 31, 2023, respectively	54	54
Deferred shares, £92,451.85 par value, one share authorized, issued and outstanding at June 30, 2024 and December 31, 2023	128	128
Additional paid in capital	417,914	415,210
Accumulated other comprehensive loss	(14,015)	(13,071)
Accumulated deficit	(288,606)	(259,952)
Total shareholders’ equity	115,475	142,369
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$131,186	$161,456

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
OPERATING EXPENSES:
Research and development	$13,635	$13,774	$23,775	$27,642
General and administrative	4,164	4,318	8,323	9,003
Total operating expenses	17,799	18,092	32,098	36,645
Loss from operations	(17,799)	(18,092)	(32,098)	(36,645)
OTHER INCOME, NET:
Other income	1,427	1,212	3,429	2,303
Total other income, net	1,427	1,212	3,429	2,303
Loss before provision for income taxes	(16,372)	(16,880)	(28,669)	(34,342)
(Provision) benefit for income taxes	(8)	34	15	(10)
Net loss	(16,380)	(16,846)	(28,654)	(34,352)
Other comprehensive income:
Foreign exchange translation adjustment	195	3,817	(944)	7,794
Comprehensive loss	$(16,185)	$(13,029)	$(29,598)	$(26,558)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.41)	$(0.42)	$(0.71)	$(0.86)
Weighted average ordinary shares outstanding—basic and diluted	40,355,972	39,899,944	40,318,690	39,816,528

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Shareholders’ Equity

(unaudited)

(in thousands, except share amounts)

						Accumulated
	Ordinary $0.001 par value		Deferred shares		Additional paid-in	other comprehensive	Accumulated
	Shares	Amount	Shares	Amount	capital	income (loss)	deficit	Total
Balance at December 31, 2023	41,082,948	$54	1	$128	$415,210	$(13,071)	$(259,952)	$142,369
Issuance of ordinary shares under employee share program	4,953	—	—	—	5	—	—	5
Share-based compensation expense	—	—	—	—	1,387	—	—	1,387
Unrealized loss on foreign currency translation	—	—	—	—	—	(1,139)	—	(1,139)
Net loss	—	—	—	—	—		(12,274)	(12,274)
Balance at March 31, 2024	41,087,901	$54	1	$128	$416,602	$(14,210)	$(272,226)	$130,348
Issuance of ordinary shares under employee share program		—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	1,312	—	—	1,312
Unrealized gain on foreign currency translation	—	—	—	—	—	195	—	195
Net loss	—	—	—	—	—	—	(16,380)	(16,380)
Balance at June 30, 2024	41,087,901	$54	1	$128	$417,914	$(14,015)	$(288,606)	$115,475

						Accumulated
	Ordinary $0.001 par value		Deferred shares		Additional paid-in	other comprehensive	Accumulated
	Shares	Amount	Shares	Amount	capital	income (loss)	deficit	Total
Balance at December 31, 2022	40,932,727	$54	1	$128	$408,844	$(21,695)	$(190,287)	$197,044
Issuance of ordinary shares	5,726	—	—	—	4	—	—	4
Share-based compensation expense	—	—	—	—	1,652	—	—	1,652
Unrealized gain on foreign currency translation	—	—	—	—	—	3,977	—	3,977
Net loss	—	—	—	—	—		(17,506)	(17,506)
Balance at March 31, 2023	40,938,453	$54	1	$128	$410,500	$(17,718)	$(207,793)	$185,171
Issuance of ordinary shares	7,786	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	1,701	—	—	1,701
Unrealized gain on foreign currency translation	—	—	—	—	—	3,817	—	3,817
Net loss	—	—	—	—	—	—	(16,846)	(16,846)
Balance at June 30, 2023	40,946,239	$54	1	$128	$412,201	$(13,901)	$(224,639)	$173,843

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Cash Flows

(unaudited)

(in thousands)

	Six Months Ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(28,654)	$(34,352)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	2,357	2,361
Loss on disposal of property and equipment	5	—
Loss on impairment	—	16
Changes in right of use assets and operating lease liabilities, net	57	(260)
Non-cash loss on foreign currency remeasurement	—	25
Non-cash share-based compensation	2,699	3,353
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(8,711)	(7,069)
Accounts payable	(2,372)	1,873
Income taxes payable	—	(319)
Accrued expenses and other liabilities	(379)	(930)
Deferred tax assets	—	65
Other long-term liability	151	—
Other assets	34	(25)
Net cash used in operating activities	(34,813)	(35,262)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(731)	(991)
Net cash used in investing activities	(731)	(991)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of shares under the employee share purchase plan	5	1
Net cash provided by financing activities	5	1
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(869)	6,625
Net decrease in cash, cash equivalents and restricted cash	(36,408)	(29,627)
Cash, cash equivalents and restricted cash, beginning of period	131,572	173,371
Cash, cash equivalents and restricted cash, end of period	$95,164	$143,744
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Right of use assets obtained in exchange for new operating lease liabilities	$1,743	$2,090
Property and equipment purchases in accounts payable and accrued expenses	$9	$113
Cash paid for income taxes	$60	$264

The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods, shown above:

	Six Months Ended June 30,
	2024	2023
Cash and cash equivalents	$95,111	$143,711
Restricted cash	53	33
Total cash, cash equivalents and restricted cash	$95,164	$143,744

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Notes to Condensed Consolidated Financial Statements

1. Nature of the business

Achilles Therapeutics plc (formerly Achilles TX Limited) and subsidiaries, or the Company, is a biopharmaceutical company developing AI-powered precision T cell therapies targeting clonal neoantigens to treat solid tumors. The Company is focused on advancing immuno-oncology therapeutics by exploiting its pioneering work in the field of tumor evolution and clonal neoantigens.

The Company is a public limited company originally incorporated pursuant to the laws of England and Wales in November 2020 as a private limited company named Achilles TX Limited, with nominal assets and liabilities, for the purposes of becoming the ultimate holding company for Achilles Therapeutics UK Limited (formerly Achilles Therapeutics Limited). Achilles Therapeutics UK Limited was incorporated in May 2016 under the laws of England and Wales and its registered office and principal place of business is currently 245 Hammersmith Road, London W6 8PW. Achilles TX Limited and Achilles Therapeutics Holdings Limited (a wholly owned direct subsidiary of Achilles TX Limited formed in November 2020 for the purpose of becoming the direct holding company of Achilles Therapeutics UK Limited and Achilles Therapeutics US, Inc.) have not conducted any operations prior to the corporate reorganization other than activities incidental to their formation.

The Company has devoted its efforts principally to research and development since formation. The Company has not yet completed product development, filed for or obtained regulatory approvals for any products, nor verified the market acceptance and demand for such products. As a result, the Company is subject to risks that are common to emerging companies in the biotech industry, including the uncertainties of the product discovery and development process, dependence on key individuals, development of the same or similar technological innovations by the Company’s competitors, protection of proprietary technology, compliance with government regulations and approval requirements, the Company’s ability to access capital and uncertainty of market acceptance of products.

Going concern

In accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Update, or ASU, 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has historically been loss making and anticipates that it will continue to incur losses for the foreseeable future and had an accumulated deficit of $288.6 million as of June 30, 2024. The Company has funded these losses principally through the issuance of ordinary and preferred shares. The Company expects to continue to incur operating losses and negative cash outflows until such time as it generates a level of revenue that is sufficient to support its cost structure.

The Company continues to assess the impact of the disruption of global financial markets, including as a result of global health concerns or pandemics, global economic uncertainty and geo-political events, including the war between Russia and Ukraine and the unrest in the Middle East resulting from the Israel-Hamas war and other global macroeconomic factors such as inflation, increases in commodity prices, energy and fuel prices, credit and capital markets instability and supply chain interruptions could reduce our ability to access capital, which could, in the future, negatively affect our business and the value of our common shares. These events may in turn adversely impact the Company’s ability to deliver its goals.

As of June 30, 2024, the Company had cash and cash equivalents of $95.1 million. The Directors have reviewed the financial projections of the Company for the 12 months subsequent to the date of issuance of these financial statements including consideration of severe but plausible scenarios that may affect the Company in that period. These show that the Company will be able to pay (or otherwise discharge) its debts as they fall due immediately following the date of signing of this Balance Sheet and for the period considered by the forecast.

Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and settlement of liabilities and commitments as they fall due in the ordinary course of business for at least 12 months from the date of issuance of the financial statements.

2. Summary of significant accounting policies

The Company's significant accounting policies are described in Note 2, Summary of Significant Accounting Policies, to the financial statements for the year ended December 31, 2023 in the Form 20-F filed with the Securities and Exchange Commission, or the “SEC”, on April 4, 2024. There have been no material changes to the significant accounting policies during the six months ended June 30, 2024, except as described below.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America or U.S. GAAP.

The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the audited annual consolidated financial statements as of and for the year ended December 31, 2023, and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2024, the results of its operations and comprehensive loss for the three and six months ended June 30, 2024, its statements of shareholders’ equity for the three and six months ended June 30, 2024 and 2023 and its statements of cash flows for the six months ended June 30, 2024 and 2023.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted from these interim financial statements. However, these interim financial statements include all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to fairly state the results of the interim period. The results for the three and six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ended December 31, 2024, any other interim periods, or any future year or period. The balance sheet information as of December 31, 2023, was derived from the audited financial statements included in the Company's Form 20-F filed with the SEC on April 4, 2024. These interim financial statements should be read in conjunction with the audited financial statements as of and for the year ended December 31, 2023, and the notes thereto, which are included elsewhere in the Company’s Form 20-F filed with the SEC on April 4, 2024.

3. Fair Value of Financial Instruments

The following tables show assets measured at fair value on a recurring basis as of June 30, 2024 and December 31, 2023 (in thousands):

	June 30, 2024
	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$49,428	$—	$—
Total	$49,428	$—	$—

	December 31, 2023
	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$76,257	$—	$—
Total	$76,257	$—	$—

There were no liabilities measured at fair value on a recurring basis as of June 30, 2024 and December 31, 2023.

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	June 30,	December 31,
	2024	2023
U.K. R&D tax credit	$17,659	$9,558
Prepaid research and development	700	1,074
Prepaid insurance	1,528	690
VAT recoverable	693	793
Other current assets	2,126	1,979
	$22,706	$14,094

5. Property and equipment, net

Property and equipment, net consisted of the following (in thousands):

	June 30,	December 31,
	2024	2023
Lab equipment	$9,849	$9,914
Leasehold improvements	9,536	9,451
Office equipment and computers	1,640	1,636
Fixtures and fittings	1,068	1,085
	22,093	22,086
Less: Accumulated depreciation	(15,139)	(12,915)
	$6,954	$9,171

Depreciation expense was $2.4 million and $2.4 million for the six months ended June 30, 2024 and 2023, respectively. Depreciation expense was $1.2 million and $1.3 million for the three months ended June 30, 2024 and 2023, respectively.

6. Accrued expenses and other liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	June 30,	December 31,
	2024	2023
Compensation and benefits	$2,109	$2,949
External research and development expenses	3,318	3,227
Facility costs	154	373
Professional services	538	115
Property and equipment	—	314
Other liabilities	1,106	850
	$7,225	$7,828

7. Shareholders’ equity

Ordinary shares

As of June 30, 2024 and December 31, 2023, the Company had the following number of ordinary shares with a par value £0.001 (equivalent to $0.001) issued and outstanding:

	June 30,	December 31,
	2024	2023
Ordinary shares	41,087,901	39,466,581
Class A non-voting ordinary shares	—	1,616,367
Deferred Shares	1	1
Total ordinary and deferred shares	41,087,902	41,082,949

On the completion of the initial public offering, or "IPO", on April 6, 2021, all the Employee Shares, Convertible Preferred Shares (see below) and B ordinary shares were converted into ordinary shares or Class A non-voting ordinary shares. Class A non-voting ordinary shares have the same rights and privileges as ordinary shares, except for the voting rights. As of June 30, 2024, all Class A non-voting shares had been converted into ordinary shares.

As of June 30, 2024, the Company has not declared any dividends.

Deferred shares

On April 6, 2021, all the deferred shares were cancelled. In addition, a single deferred share with a nominal value of £92,451.85 in the capital of the Company was created as part of the Company’s reorganization. As of June 30, 2024, the Company had one deferred share which could be repurchased at any time by the Company for nil consideration.

8. Share-based compensation

2020 Share Omnibus Plan

Under the Company’s shareholder and subscription agreements, which were effective until the date of IPO, the Company was authorized to grant equity awards to individuals including a director of and/or a person who is employed by or who directly or indirectly provides consultancy services to the Company, in the form of D, E, F, G, H, I, J, K, L, M and N ordinary shares, collectively referred to as Employee Shares and share options. All Employee Shares converted into ordinary shares in accordance with the reverse share split implemented on IPO. The share options were granted pursuant to the terms of the 2020 Share Omnibus Plan, or the 2020 Plan.

Upon and following closing of the IPO, no further equity awards were granted under the 2020 Plan. To the extent outstanding options granted under the 2020 Plan are cancelled, forfeited or otherwise terminated without being exercised and would otherwise have been returned to the share reserve under the 2020 Plan, the number of shares underlying such awards will be available for future grant under the Company’s 2021 Omnibus Plan (see below). In anticipation of IPO, the holders of Employee Shares and the Company entered into individual vesting agreements, or Vesting Agreements, which apply the same terms to vesting of Employee Shares as applied prior to IPO under the Company’s pre-IPO Articles of Association, except that following the IPO Employee Shares that would pre-IPO have converted to deferred shares, will be transferred back to the Company and cancelled within twelve months of an employee leaving the Company.

2021 Share Omnibus Plan

In March 2021, the Company’s board of directors adopted, and the Company’s shareholders approved, the 2021 Share Omnibus Plan, or the 2021 Plan, which became effective upon the effectiveness of the Company’s Registration Statement on Form F-1 in connection with the IPO. The 2021 Plan allows the remuneration committee to make equity-based and cash-based incentive awards to our officers, employees, directors and other key persons (including consultants).

The Company committee initially reserved 2,572,558 of its ordinary shares for the issuance of awards under the 2021 Plan. The 2021 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by 4% of the outstanding number of ordinary shares on the immediately preceding December 31, or such lesser number of shares as determined by our remuneration committee. This number is subject to adjustment in the event of a sub-division, consolidation, share dividend or other change in our capitalization. The total number of ordinary shares that may be issued under the 2021 Plan was 7,471,315 shares as of June 30, 2024, of which 752,914 shares remained available for future grant after taking into account options granted and adding back forfeitures in the period.

2021 Employee Share Purchase Plan

The Company’s 2021 Employee Share Purchase Plan, or ESPP, was adopted by the Board in March 2021 and approved by shareholders in March 2021 and became effective upon the effectiveness of the Company’s Registration Statement on Form F-1 in connection with the IPO. The ESPP initially reserved and authorized the issuance of up to a total of 467,738 ordinary shares to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2022 and each January 1 thereafter through January 1, 2022, by the least of: (i) 1% of the outstanding number of ordinary shares on the immediately preceding December 31; (ii) 467,738 ordinary shares or (iii) such number of shares as determined by the remuneration committee. The number of shares reserved under the ESPP is subject to change in the event of a share split, share dividend or other change in our capitalization. The purpose of the ESPP is to: (i) provide U.S. employees the opportunity to purchase ordinary shares or ADSs at 85% of the fair market value of the ADSs on the offering date or the exercise date, whichever is lower, and (ii) provide UK-based employees with ordinary shares or ADSs under the SIP Plan as further discussed below.

The total number of ordinary shares that had been approved for issue under the ESPP was 1,286,392 shares as of June 30, 2024. The initial purchase period under the ESPP commenced in February 2022. The Company estimated the fair value of the option component of the ESPP at the date of grant using a Black-Scholes valuation model. During the three and six months ended June 30, 2024, the compensation expense from ESPP shares, including SIP shares was $0.1 million and was less than $0.1 million, respectively. During the three and six months ended June 30, 2023, the compensation expense from ESPP shares was less than $0.1 million.

2021 Share Incentive Plan

The Achilles Therapeutics plc Share Incentive Plan, or SIP Plan is a sub plan of the ESPP.  This SIP Plan is an HMRC approved Plan for UK tax-paying employees. Under the SIP Plan, eligible employees can receive "Free Shares" within HMRC guidelines, purchase ordinary shares from the market, or Partnership Shares, as well as receive "Matching Shares" which are issued without any consideration payment in connection with an acquisition of Partnership Shares (collectively referred to as "SIP Shares"). For any award of Matching Shares, the renumeration committee must specify the ratio of Matching Shares to Partnership Shares. Under HMRC rules, the ratio determined by the renumeration committee must not exceed two Matching Shares for every Partnership Share.

There is no minimum service condition on the Partnership Shares, and the participants can sell/transfer the shares after their acquisition from the market. There is a minimum service condition for the Free and Matching Shares that requires the participants to provide continuing service for at least 36 months from the date of grant. If the participants are no longer with the Company or its subsidiaries before the completion of 36 months' service (with the relevant date determined as the last day of employment), the Free and Matching Shares generally will be 100% forfeited and available for future issuance.

During the six months ended June 30, 2024, 44,026 shares were issued under the ESPP, including SIP shares. This reduced the number of shares reserved and available to grant under the ESPP to 643,408 shares available to grant as of June 30, 2024.

Employee Shares and SIP Shares

Prior to the IPO, the Company typically granted shares which vested over a four-year service period with 25% of the award vesting on the first anniversary of the vesting commencement date, and the balance vesting periodically over the remaining three years.

Post IPO, the Company typically grants SIP Shares under the SIP Plan. SIP Shares effectively vest in full on the third anniversary of the service commencement date.

Unvested Employee Shares are forfeited upon the termination of employment or service relationship in accordance with the process set out in the Articles of the Company prior to IPO, and in accordance with the process set out in the Vesting Agreements post-IPO and 2020 Plan, or in the case of the SIP Plan, SIP shares in accordance with the rules of the SIP Plan. Before IPO, the forfeited shares were converted into deferred shares, with a repurchase right for a nominal amount in favor of the Company. As of December 31, 2020, the Company repurchased 1,509,384 deferred shares for consideration of £0.01 to each holder for all of the deferred shares held by that holder. As part of the Company’s reorganization, 109,058 outstanding deferred shares in existence immediately before the IPO were cancelled upon the IPO, and a single deferred share with a nominal value of £92,451.85 in the capital of the Company was created. As of June 30, 2024, the Company had one deferred share which could be repurchased by the Company at any time for nil consideration. SIP shares forfeited under the rules of the SIP Plan are made available under the ESPP for future issuances.

The Company measures all share-based awards using the fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company has granted Employee Shares to employees and non-employees with service-based conditions and SIP Shares to employees with service-based conditions, and in both cases records expense for these awards using the straight-line method.

A summary of the changes in the Company’s unvested ordinary shares from December 31, 2023 through June 30, 2024 are as follows:

	Number of	Weighted
	unvested	average
	ordinary	grant date
	shares	fair value
Unvested ordinary shares as of December 31, 2023	838,845	$3.92
Granted	38,142	0.94
Vested	(149,230)	8.07
Forfeited	(46,135)	1.63
Unvested ordinary shares as of June 30, 2024	681,622	$2.96

As of June 30, 2024 and December 31, 2023, there was $1.2 million and $2.6 million, respectively, of unrecognized compensation cost related to unvested Employee Shares outstanding, which is expected to be recognized over a weighted-average period of 0.9 years and 1.2 years, respectively.

Share Options

The following table summarizes the Company’s share options activity for the six months ended June 30, 2024:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2023	5,057,099	$4.09	8.27	$232
Granted	2,129,192	$0.99	—	—
Exercised	—	—	—	—
Forfeited	(103,608)	$2.70	—	—
Outstanding as of June 30, 2024	7,082,683	$3.10	8.35	$212
Exercisable as of June 30, 2024	2,214,261	$5.74	7.21	$51
Unvested as of June 30, 2024	4,993,422	$1.93	8.85	$161

The weighted average grant-date fair value of share options granted during the three and six months ended June 30, 2024 was $0.66 and $0.76 per share, respectively.

As of June 30, 2024, there was $5.0 million of unrecognized compensation cost related to share options outstanding, which is expected to be recognized over a weighted-average period of 2.3 years.

Share Option Valuation

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees during the three and six months ended June 30, 2024 and 2023, respectively, were as follows:

	Three Months Ended
	June 30,	June 30,
	2024	2023
Expected term (in years)	5.60	5.56
Expected volatility	92.11%	75.11%
Expected dividend yield	0.00%	0.00%
Risk free interest rate	4.28%	3.90%
Fair value of underlying ordinary shares	$0.87	$0.96

	Six Months Ended
	June 30,	June 30,
	2024	2023
Expected term (in years)	6.04	6.02
Expected volatility	90.10%	72.76%
Expected dividend yield	0.00%	0.00%
Risk free interest rate	3.82%	3.51%
Fair value of underlying ordinary shares	$0.99	$1.19

Share-based Compensation Expense

Share-based compensation expense recorded is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Research and development	$764	$934	$1,586	$1,819
General and administrative	548	767	1,113	1,534
	$1,312	$1,701	$2,699	$3,353

9. Leases

The Company determines whether an arrangement is a lease at contract inception by establishing if the contract conveys the right to use, or control the use of, identified property, plant, or equipment for a period of time in exchange for consideration. Leases may be classified as finance leases or operating leases. All the Company’s leases are classified as operating leases. Operating lease right-of-use assets and operating lease liabilities are recognized in the Consolidated Balance Sheets. The operating leases of the Company are for real property for office and laboratory use, for which the Company recorded right-of-use assets and lease liabilities as of the ASU 2016-02 effective date or lease commencement date, if later. In addition, the Company enters into leases that meet the short-term exception, having lease terms of 12 months or less, and are therefore not recorded on the Company’s balance sheet. The Company’s leases do not include purchase options. Where the Company’s leases contain options to extend the lease term, the extended lease term is only included in the measurement of the lease when it is reasonably certain to remain in the lease beyond the non-cancelable term. The Company’s leases contain variable lease costs, which pertain to common area maintenance and other operating charges, that are expensed as incurred.

On February 21, 2020, the Company entered into a non-cancellable operating lease in relation to office premises at Hammersmith Road, London for a period of 10 years, with a break clause at 5 years through February 20, 2025. On May 2, 2024, this lease was modified with the break clause being extended through November 20, 2025. As result, the right-of-use asset and operating lease liabilities were remeasured as of June 30, 2024.

On April 30, 2024, the Company entered into a Tenancy at Will agreement to lease office and laboratory suites with immediate termination when notice is served for the three Stevenage Bioscience Catalyst locations at Gunnels Wood Road, Stevenage, Hertfordshire that expired in April 2024. As a result, these locations have been accounted for as short-term leases.

In June 2024, the Company entered into a lease agreement for lab and office space with University College London for six locations previously occupied at the Royal Free Hospital. The term of the agreement is through May 31, 2025. For the two locations that were previously accounted for as long-term leases, the Company has remeasured the right-of-use assets and operating lease liabilities as of June 30, 2024. The remaining four locations will continue to be accounted for as short-term leases.

On February 22, 2024, the Company entered into an amendment to the manufacturing services collaboration agreement for laboratory space access at Gunnels Wood Road, Stevenage, Hertfordshire, with cancellation penalties of up to £1.7 million or $2.1 million as of June 30, 2024 should the Company terminate without due cause. This amendment extended the term through March 31, 2025.

Summary of lease costs recognized under ASU 2016-02

The following table contains a summary of the lease costs recognized under ASU 2016-02 and other information pertaining to the Company’s operating leases for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Lease cost
Operating lease cost	$1,000	$1,170	$2,016	$2,309
Variable lease cost	1,161	1,340	2,425	2,676
Short-term lease cost	51	109	100	182
	$2,212	$2,619	$4,541	$5,167
Other information:
Cash paid for amounts included in the measurement of lease liabilities: Operating cash flows used in operating leases			$2,006	$2,570
Right of use assets obtained in exchange for new operating lease liabilities			$1,743	$2,090
Weighted average remaining lease term (in years)			1.17	1.89
Weighted average discount rate			8.29%	6.01%

Pursuant to the terms of the Company’s non-cancelable lease agreements in effect at June 30, 2024, the following table summarizes the Company’s maturities of operating lease liabilities as of June 30, 2024:

June 30,
2024
Operating lease liabilities payment
2024	$2,223
2025	2,437
Total lease payments	$4,660
Less: imputed interest	(197)
Present value of lease liability	$4,463

10. License agreements

CRT license

In May 2016, the Company entered into a License Agreement, or the License Agreement, with Cancer Research Technology Limited, or CRT, pursuant to which the Company obtained access rights to intellectual property and know-how from the TRACERx Study. Under the License Agreement, the Company is granted an exclusive, sublicensable license to the TRACERx patents and bioinformatic data for use in: (i) the therapeutic field of neoantigen cell therapies and adoptive cell transfer; and (ii) the neoantigen diagnostic field, for use in research and the potential development of products for commercialization. The

Company is further granted, during the vaccine option period, an exclusive license to the TRACERx patents and the bioinformatic data in the private neoantigen therapeutic vaccine field for research and development but not in the development of products for commercial sale, and a non-exclusive license to the same in the public neoantigen therapeutic vaccine field. The Company also obtained a non-exclusive license to the TRACERx bioinformatic pipeline, patient sequencing and medical data, know-how, and materials.

CRT additionally granted the Company certain rights to new patent applications filed by the Founding Institutions in respect of inventions resulting from the TRACERx study through February 2023, including automatic exclusive licenses to patent rights relating to non-severable improvements of technology covered by the original TRACERx patents and non-exclusive rights to severable improvements.

In July 2017, the Company obtained a non-exclusive license to the LOHHLA patent under the License Agreement. In October 2018, the Company obtained an exclusive license to the LOHHLA patent under an addendum to the License Agreement. Under the License Agreement, the Company held an option to exploit products in the therapeutic vaccine field (the “Vaccine Option”). The Company exercised the Vaccine Option on May 4, 2023.

Upon execution of the License Agreement the Company granted CRT 396,125 B ordinary shares and 67,793 C ordinary shares. The C ordinary shares granted to CRT were forfeited and transferred to the deferred shares during the year ended December 31, 2019, as the applicable performance conditions were not met. The B ordinary shares granted to CRT were converted into ordinary shares upon the IPO. The Company recorded $0.3 million of IP research and development expense in 2016. The Company is obligated to pay CRT milestone success payments up to an aggregate of £6.5 million for therapeutic products, and milestone success payments up to an aggregate £0.8 million for non-therapeutic products, as well as sub-single digit to low-single digit percentage royalty on net sales of products that utilize the licensed intellectual property, subject to certain customary reductions. The royalty obligations continue on a product-by-product and country-by-country basis until the later of: (i) the date there ceases to be a valid patent claim covering such product in the country in which it is sold; or (ii) with respect to contribution royalty products, ten years from the first commercial sale of the product, and with respect to a patent royalty product, five years from the first commercial sale of the product. On a product-by-product basis, the Company may also elect to provide other cash consideration at fair market value and forgo the milestone or royalty payment.

Unless terminated earlier, the term of the agreement continues until the later of the expiration of the royalty term in each country and such time as no further milestone payments are due, and upon such termination, the licenses granted shall become fully-paid, royalty-free, irrevocable, and perpetual. The Company has the right to terminate the license agreement for convenience in its entirety upon 90 days’ notice. Each party may terminate the agreement if the other party is in material breach subject to a 90 day remedy period. The Company had the right to acquire ownership of the TRACERx patents upon either: (i) the occurrence of a royalty product for use in the therapeutic field; (ii) CRT shareholders cease to hold any ordinary shares in the Company; (iii) the Company undergoes an initial public offering; or (iv) the Company is acquired by a third party for more than £25.0 million. Upon its IPO, the Company gave notice to CRT to exercise the option to acquire the TRACERx patents with no consideration in accordance with the terms of the License Agreement. The acquisition was finalized in accordance with an assignment and license agreement, or Assignment Agreement, with effective date November 29, 2023. Under the terms of the Assignment Agreement the relevant TRACERx patents were assigned to the Company and the Company will license back certain rights to CRT in relation to those assigned patents.

Less than $0.1 million of expenses were recorded for the three and six months ended June 30, 2024 and 2023, respectively, related to the CRT License Agreement.

11. Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Numerator
Net loss	$(16,380)	$(16,846)	$(28,654)	$(34,352)
Net loss attributable to ordinary shareholders—basic and diluted	$(16,380)	$(16,846)	$(28,654)	$(34,352)
Denominator
Weighted-average number of ordinary shares used in net loss per share—basic and diluted	40,355,972	39,899,944	40,318,690	39,816,528
Net loss per share—basic and diluted	$(0.41)	$(0.42)	$(0.71)	$(0.86)

The Company’s potentially dilutive securities, which include warrants to purchase ordinary shares, unvested Employee Shares and Convertible Preferred Shares, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders as of June 30, 2024 and 2023, respectively because including them would have had an anti-dilutive effect:

	As of June 30,
	2024	2023
Unvested ordinary shares	681,622	981,870
Share options	7,082,683	5,235,852
Total	7,764,305	6,217,722

12. Commitments and contingencies

Commitment with suppliers

The Company entered into several agreements with vendors that contain non-cancellable software arrangements and minimum purchase commitments for laboratory materials and consumables for the purpose of research and development activities as well as clinical development. The unused purchase commitment as of June 30, 2024 and December 31, 2023 was $3.3 million and $3.5 million, respectively.

Legal proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of June 30, 2024 and December 31, 2023.

Indemnification agreements

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with the indemnification agreements entered into with relevant individuals in accordance with the Company’s Articles of Association, the Company has indemnification obligations to its directors, officers and members of senior management for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.

13. Employee benefit plans

In the United Kingdom, the Company makes contributions to private defined contribution pension schemes on behalf of its employees. The contributions to this scheme are expensed to the statement of operations as they fall due. The Company paid $0.6 million and $1.3 million in contributions in the three and six months ended June 30, 2024, respectively. The Company paid $0.6 million and $1.3 million in contributions in the three and six months ended June 30, 2023, respectively.

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company paid less than $0.1 million in contributions in the three and six months ended June 30, 2024 and 2023, respectively.

14. Related Party Transactions

On March 20, 2024, the Company entered into an interim agreement with Icon Clinical Research Limited, or ICON, for services related to an open-label, multi-centre Phase I/IIa study evaluating the safety and clinical activity of neoantigen reactive T cells in patients with advanced Non-Small Cell Lung Cancer. One of the non-executive directors of the Company is a non-executive director of ICON. The fees per the agreement are $0.4 million. For the three and six month periods ended June 30, 2024, $0.2 million paid to ICON and was recorded in research and development in the Condensed Consolidated Statement of Operations and Comprehensive Loss. As of June 30, 2024, $0.1 million was due to ICON and was recorded in accrued expenses and other current liabilities in the Condensed Consolidated Balance Sheets.

15. Subsequent events

The Company has completed an evaluation of all subsequent events through August 14, 2024, the date on which the financial statements were issued, to ensure that these financial statements include appropriate disclosure of events both recognized in these financial statements as of June 30, 2024, and events which occurred subsequently but were not recognized in these financial statements.